82-5766

03 DEC 30 AM 7:21

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

November 28, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Quebec
Saskatchewan Securities Commission
The Toronto Stock Exchange


03045440

Dear Sirs:

Subject: **APF Energy Trust**

We confirm that the following material was sent by pre-paid mail on November 27, 2003 to the registered holders of the subject trust units:

Third Quarter Report for the three months ended September 30, 2003

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Angie Bains
Assistant Trust Officer
Corporate Trust Department

cc: APF Energy Trust
Attention: Alan MacDonald

dlw 1/7



A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN; AY.DB

APF ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION AND ESTABLISHMENT OF DISTRIBUTION REINVESTMENT PLAN

Calgary, Alberta - November 20, 2003 – APF Energy Trust announces that it is maintaining its basic monthly distribution of $0.175 per unit. Payment will be made on December 15, 2003 to unitholders of record on November 30, 2003. The ex-distribution date is November 26, 2003.

With this payment, APF Energy Trust will have paid distributions in the aggregate amount of $2.18 per unit during 2003. APF Energy Trust's current cash yield is approximately 18% based on the closing price of the units on the Toronto Stock Exchange on November 19, 2003, which was $11.77. Since completing its initial public offering at $10.00 per unit in December of 1996, APF Energy Trust has declared cumulative distributions of $13.83 per unit, rewarding unitholders with a compound annual rate of return of approximately 22%.

APF Energy Trust is also pleased to announce the adoption of a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan"). The Plan will become effective for the monthly cash distribution payable on December 15, 2003 to unitholders of record on November 30, 2003. **Registered and beneficial unitholders who are not resident in Canada are not eligible to participate in the Plan.**

The Plan allows eligible unitholders to direct that their monthly cash distributions be reinvested in additional units at 95% of the average market price (as defined in the Plan) on the applicable distribution date. The Plan includes a unique feature which allows eligible unitholders to elect, under the premium distribution component of the Plan, to have these additional units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such unitholders would have otherwise been entitled to receive on the applicable distribution date (subject to a proration in certain events under the Plan). Canaccord Capital Corporation has been designated as the plan broker under the premium distribution component of the Plan. Finally, the Plan allows those unitholders who participate in either the distribution reinvestment component or the premium distribution component of the Plan to purchase additional units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding units. Generally, no brokerage fees or commissions will be payable by participants for the purchase of units under the Plan, but unitholders should make inquiries with their broker, investment dealer or financial institution through which their units are held as to any policies of such party that would result in any fees or commissions being payable

under the Plan. APF Energy Trust reserves the right to determine how much new equity is available under the Plan on any particular distribution date. Accordingly, participation may be prorated in certain circumstances.

Amounts raised pursuant to the Plan will be used by APF Energy Trust to fund a portion of its expanded drilling and optimization program which, for the year ended December 31, 2003, will be approximately $30 million.

To participate, registered unitholders must fax or otherwise deliver their properly completed and signed enrolment forms to Computershare Trust Company of Canada at the fax number or address specified in the enrolment forms no later than 5:00 p.m. (Toronto time) on the business day immediately preceding a distribution record date in order for the distribution to which such record date relates to be reinvested under the Plan. Beneficial unitholders (i.e., owners of units that are held through a nominee such as a broker or custodian) who wish to participate in the Plan should contact their broker, investment dealer, financial institution or other nominee through which their units are held to inquire about the applicable enrolment deadline and to request enrolment in the Plan.

Copies of the Plan, questions and answers and enrolment forms will be mailed to registered unitholders of APF Energy Trust on or about November 21, 2003. These materials are also available on APF Energy Trust's website at www.apfenergy.com under the heading Investors, or directly from APF Energy Trust by calling (403) 294-1000.

Participation in the Plan does not relieve unitholders of any liability for taxes that may be payable on distributions. Unitholders should consult their own tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

Unitholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

APF Energy Trust is a conventional oil and gas royalty trust with producing assets in Alberta, Saskatchewan and Wyoming. Since inception in late 1996, APF Energy Trust has generated a compound annual return of 22% and has been one of the top performing income funds on the Toronto Stock Exchange.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The securities offered have not been and will not be registered under the Unites States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. Certain statements in this news release may be "forward-looking statements" which may imply or assume a certain outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration estimated amounts and timing of capital expenditures, anticipated future debt levels, royalty rates and recoverable reserves. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF Energy Trust. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President or Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
Fax (403) 294-1074
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES



A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN; AY.DB

APF Energy announces distribution of $0.175 per unit

Trust provides update on commodity hedging program and participation in premium distribution reinvestment plan

December 18, 2003 – APF Energy Trust announces that its next monthly distribution will be $0.175 per unit. Payment will be made on January 15, 2004, to unitholders of record on December 31, 2003. The ex-distribution date is December 29, 2003.

APF also announces that it has recently entered into additional commodity hedging transactions in order to take advantage of the recent strengthening of prices. A summary of APF's hedges for 2004 are as follows:

Period	Commodity	Average Volume	Price
Jan – Mar 2004	Oil	3,159 bbl/d	US$29.63
Apr – June 2004	Oil	1,835 bbl/d	US$30.05
July – Sept 2004	Oil	668 bbl/d	US$28.08
Jan – Mar 2004	Natural Gas	1,000 mmbtu/d	US$6.90
Jan - Mar 2004	Natural Gas	10,000 gj/d	C$7.19

The Trust is also pleased to announce that 7,581,746 units participated in APF's inaugural payment under the recently created premium distribution reinvestment plan, resulting in the issuance of $1.35 million of new equity. APF will utilize these proceeds to fund a portion of its capital expenditure program.

APF Energy Trust is a conventional oil and gas trust with high quality, long life producing properties in Alberta, Saskatchewan and Wyoming. Since inception in late 1996, it has generated an average annual return of 22%, among the best in the royalty trust sector.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves

contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. This news release is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone (403) 294-1000 ▲ Toll Free (800) 838-9206 ▲Fax (403) 294-1010
E-mail: invest@apfenergy.com ▲ Internet: www.apfenergy.com

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.